UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

In relation to the trustee under the trust (the “CPO Trust”) holding the shares of capital stock underlying Cemex’s Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”), a portion of which are traded on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”), with each ADS representing ten CPOs, Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) of the following:

Banco Citi México, S.A., Institución de Banca Múltiple, Grupo Financiero Citi México, División Fiduciaria (“Banco Citi México”), in its capacity as trustee of the CPO Trust (trust agreement 111033-9), issuer of the CPOs identified with the ticker symbol “Cemex.CPO”, as successor-in-title of Banco Nacional de México, S.A., member of Grupo Financiero Banamex, División Fiduciaria (“Banamex”), notified Cemex, S.A.B de C.V., that Banco Citi México informs the investing public that, in connection with the strategic decision of Citigroup Inc. to exit its Consumer Banking and Corporate Banking businesses in Mexico, on September 24, 2024 the necessary government authorizations were obtained to implement the spin-off of Banamex, by which a new company was established (the “Spin-Off Company”), to which the assets, liabilities and equity corresponding essentially to the businesses known as Institutional Clients Group and Citi Global Wealth Management Business (the “Transferred Business”) previously managed by Banamex will be transferred on a temporary basis, (ii) the merger of the Spin-Off Company, as merged company and which is being extinct, into Banco Citi México, as merging and surviving company, (iii) the spin-off of Grupo Financiero Citibanamex, S.A. de C.V. (“GF Citibanamex”), by which a new company was established (the “NewCo Citi México”) to which, among other things, all of the shares of Banco Citi México owned by GF Citibanamex were transferred, and (iv) the organization of NewCo Citi México as a subsidiary holding company under the name Grupo Financiero Citi México, S.A. de C.V. (“GF Citi México”). For its part, GF Citibanamex changed its name to Grupo Financiero Banamex, S.A. de C.V. and other adjustments were made to the names of the financial entities belonging to both financial groups that were relevant.

The above acts materialized and took effect as of December 1, 2024 (the “Separation Date”).

As a result of the above, on the Separation Date, Banco Citi México assumed, as successor-in-title to Banamex, all of the rights and obligations of Banamex derived from all contracts, agreements, instruments, titles, operations, relationships, procedures and other documents related to them, which are within the scope of the Transferred Business, in which the CPO Trust is included.

That is, with effect from the Separation Date, Banco Citi México assumed, as successor-in-title to Banamex, the role of trustee under the CPO Trust and, therefore, all references in the CPO Trust and in any other agreements, instruments and documents related thereto (including the securities representing the CPOs) to “Banco Nacional de México, S.A., member of Grupo Financiero Banamex”, “Banamex”, “Citibanamex” or any other similar expression, shall be understood to refer to “Banco Citi México, S.A., Institución de Banca Múltiple, Grupo Financiero Citi México”, and all references to “Grupo Financiero Citibanamex, S.A. de C.V.”, “Grupo Financiero Banamex” or “Grupo Financiero Citibanamex” shall be understood to refer to “Grupo Financiero Citi México, S.A. de C.V.”.

It is important to note that all terms, rights and obligations under the CPO Trust and other agreements, instruments and documents related thereto (including the securities representing the CPOs) will remain unchanged, and that the Separation will in no way affect the operation of the CPO Trust or the quality of the financial products and services that Banamex had been providing as trustee to date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: December 3, 2024	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller